Get To Know Your Fimmakers.mp4 (2m 25s)
4 speakers (Katheryn Bots, Speaker 2, Together, Speaker 4)

[0:00:03] Katheryn Bots: Hi, I'm Katheryn Bots, associate producer and one thing I really loved about Christmas as a kid, was making gingerbread houses. Although, I think I like eating them more than making them. My favorite thing about Christmas, the music.

[0:00:16] Speaker 2: My favorite song is all of them. I'm super excited that for the first movie I get to be a part of, we've an Oscar winning composer.

[0:00:26] Katheryn Bots: That's right. Donald Markowitz won an Oscar for Dirty Dancing.

[0:00:30] Together: Cause I had the time of my life and I never felt this way before.

[0:00:30] Katheryn Bots: Never felt this way.

[0:00:30] Speaker 2: It's true.

[0:00:30] Katheryn Bots: And I owe it all to you. We're here at Universal Studios lot scouting locations and this is Elm Street. We may end up shooting a movie here. Oh, look it's a studio tour, but we're gonna take you guys inside one of the sets, which the tourist don't get to do. So, it may not look so glamorous now, but if we were to shoot inside of here, we can turn this whole room to a teenage girl's bedroom through the use of Hollywood magic.

[0:01:28] Speaker 2: You mean like paint and furniture?

[0:01:31] Katheryn Bots: Magic.

[0:01:32] Speaker 4: In the plot of our movie, Nikki has hired two actors to pretend to be her parents, so she can have a normal Christmas dinner for once, but her boyfriend is at the empty house next door. She's gotta keep running back and forth between dinner with her real family and dinner with her boyfriend.

[0:01:43] Katheryn Bots: Ouch. When we make the movie, we will have insurance. This is the clock tower from the movie Back to the Future. A great movie. The only thing wrong with it, no Christmas. And if you always wanted to be part of this business, we've just opened the door for you with the movie. [0:02:11]





That Christmas Movie LLC.mp4 (3m 56s)
9 speakers (David Willis, Jake Hogan, Nikki, Speaker 4, Santa, Jenna Park, Katherine B., Male, Female)

[0:00:07] David Willis: Hi. I'm David Willis, director and co-writer.

[0:00:10] Jake Hogan: I'm Jake Hogan, executive producer, and we're here at a Hollywood prop house to tell you about a feature film we're making called, "I'll Be Next Door for Christmas."

[0:00:18] David Willis: It's a warmhearted, family comedy about a young woman named Nikki whose parents are so over-the-top, Christmas crazy, that it has caused her problems her whole life. Nikki, be the gingerbread man.

[0:00:30] Nikki: Yes. No.

[0:00:34] Speaker 4: Do you want to make out?

[0:00:36] Nikki: I haven't kissed a boy before.

[0:00:46] Speaker 4: It's Santa.

[0:00:46] Santa: Merry Christmas.

[0:00:47] Speaker 4: No.

[0:00:47] Santa: Merry Christmas.

[0:00:47] David Willis: Flash forward to when Nikki is sixteen. She meets a dreamy boy at music camp.

[0:00:52] Jake Hogan: But he wants to visit her at Christmas. Since she doesn't want her crazy Christmas family to scare him away, she auditions actors, hires two to play her parents, and then stages a Christmas dinner at the empty house next door.

[0:01:04] David Willis: We all love our families, but sometimes they-

[0:01:06] Jake Hogan: Chase after us in terrifying Christmas costumes.

[0:01:10] Jenna Park: Hi. I'm Jenna Park, co-writer and associate producer.

[0:01:29] Katherine B.: And I'm Katherine Botts, co-producer, and we love Christmas. Yes we do. Yes we do.

[0:01:38] Jenna Park: And our team, which has an Oscar, a Golden Globe, and Four Emmys, has the expertise needed to make a high-quality film at a very cost-effective budget.

[0:01:46] Male: If you put money into this film, it's not a donation. It's an investment. We want to take you along on the journey, and share in whatever success we have. If the movie makes money, you make money.

[0:01:57] Female: Why are we making this movie? We all love curling up by the fire to watch our favorite Christmas movies with our family.

[0:02:03] Male: And our movie is about a family that drives each other crazy, but then comes together in the end. Making a movie with us is like being a part of a big family.

[0:02:17] David Willis: Did you do something different with your hair? Jenna, I think it's important that the investors know that until you guys get 100% of your initial investment back plus 15%, the producers don't see a dime in profit participation. Hey Jenna, would you like this dime?

[0:02:36] Jenna Park: No, David, not until all the investors have been paid back in full.

[0:02:42] Female: Wow. These filmmakers sure have some impressive credits. Yeah, so why are you guys coming to the public for money instead of Hollywood?

[0:02:51] Male: Great question, nutcrackers. It's because the major studios don't make movies like this even though the public wants to see them. We know this, because independent film can do well at the box office.

[0:03:00] Female: Well, how much did they make a last year?

[0:03:02] Male: In North America alone, 1.8 billion dollars. One of the cool things about becoming involved in a project like this is that when it's finished, and it's been released, it's a pretty good feeling to say, "Hey. I made that happen." If you've always wanted to be a movie producer, now's your chance. Unlike some other crowdfunding film campaigns you might have seen, we're not trying to break into Hollywood, we're in Hollywood. I've got awards, I swear.

[0:03:37] Female: We'd like to invite you in, too.

[0:03:39] Male: We believe in this project. We're excited to tell the story, and we'd love to have you join us as part of our filmmaking family. [0:03:45]